Terms supplement to the prospectus dated April 8, 2020, the prospectus supplement dated April 8, 2020, the product supplement no. 3-II dated November 4, 2020 and the underlying supplement no. 14-I dated February 22, 2022

Registration Statement
Nos. 333-236659 and 333-236659-01
Dated February 28, 2023
Rule 424(b)(3)

North America Structured Investments

3yr Step-Up Auto Callable J.P. Morgan Efficiente® PLUS DS 5 Index (Net ER) Notes

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Overview

The notes provide exposure to the J.P. Morgan Efficiente Plus DS 5 Index (Net ER) (the "Index"), a member of J.P. Morgan's family of Efficiente indices that takes advantage of the convenience of exchange-traded products as well as the rapidly growing investment options available with ETFs to provide exposure to a wide range of asset classes and regions. On a monthly basis, the Index selects from a universe of 20 ETFs and a cash index (together, the "Basket Constituents"), in accordance with the index methodology. The Index attempts to maintain its 5% volatility threshold on a daily basis by varying the exposure the Index takes to the Basket Constituents daily — increasing the exposure to the Basket Constituents when the volatility of the portfolio decreases, and decreasing the exposure when the volatility of the portfolio increases, subject to certain constraints. The Index levels incorporate the daily deduction of a notional financing cost and a daily deduction of 0.85% per annum.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index:	J.P. Morgan Efficiente® Plus DS 5 Index (Net ER)
Index Ticker:	EFPLUS5D
Participation Rate:	100%
Pricing Date:	March 31, 2023
Final Review Date:	March 31, 2026
Maturity Date:	April 6, 2026
Review Dates:	Annually
CUSIP:	48133UPV8
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48133UPV8/doctype/Product_Termsheet/document.pdf
Estimated Value:	The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Automatic Call

If the closing level of the Index on any Review Date (other than the final Review Date) is greater than or equal to the Call Value for that Review Date, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Review Date	Call Value*	Call Premium*
First	At most 101.00% of the Initial Value	At least 11.25%
Second	At most 102.00% of the Initial Value	At least 22.50%

Payment at Maturity

If the notes have not been automatically called and the Final Value is greater than the Initial Value, at maturity, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by the Participation Rate. If the notes have not been automatically called and if held to maturity, you will receive a full repayment of principal on the notes, even if the Index declines, subject to the credit risks of JPMorgan Chase Financial LLC and JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement or underlying supplement or the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

Hypothetical Examples of Amounts Upon Automatic Call or at Maturity**

Index Return at Review Date	Total Return at First Review Date*	Total Return at Second Review Date*	Total Return at Maturity if not Automatically Called
60.00%	11.25%	22.50%	60.00%
40.00%	11.25%	22.50%	40.00%
20.00%	11.25%	22.50%	20.00%
10.00%	11.25%	22.50%	10.00%
3.00%	11.25%	22.50%	3.00%
2.00%	11.25%	22.50%	2.00%
1.00%	11.25%	N/A	1.00%
0.00%	N/A	N/A	0.00%
-5.00%	N/A	N/A	0.00%
-10.00%	N/A	N/A	0.00%
-20.00%	N/A	N/A	0.00%
-30.00%	N/A	N/A	0.00%
-50.00%	N/A	N/A	0.00%
-60.00%	N/A	N/A	0.00%
-80.00%	N/A	N/A	0.00%
-100.00%	N/A	N/A	0.00%

N/A – indicates that the notes would not be called on the applicable Review Date and no payment would be made for that date.

* Reflects a Call Premium of 11.25% per annum and the applicable maximum Call Values listed in the table to the left. The Call Premium will be provided in the pricing supplement and will not be less than 11.25% per annum. The Call Values will be provided in the pricing supplement and will not be greater than the applicable maximum.

** The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

J.P.Morgan

3yr Step-Up Auto Callable J.P. Morgan Efficiente® PLUS DS 5 Index (Net ER) Notes

Selected Benefits

- The Index seeks to provide a dynamic and diversified asset allocation based on modern portfolio theory. The Index tracks the return of (a) a notional dynamic portfolio consisting of up to 20 exchange-traded funds, in each case with distributions, if any, notionally reinvested, and the J.P. Morgan Fallback Cash Index, less (b) the daily deduction of a notional financing cost and a daily deduction of 0.85% per annum, while targeting a specific volatility on a daily basis.
- The Basket Constituents are as follows (see applicable underlying supplement and the term sheet for more information):

Vanguard S&P 500® ETF	Vanguard Small-Cap ETF	Vanguard FTSE Developed Markets ETF	iShares® MSCI EAFE Small-Cap ETF
Vanguard FTSE Emerging Markets ETF	iShares® 20+ Year Treasury Bond ETF	iShares® 7-10 Year Treasury Bond ETF	iShares® iBoxx® $ Investment Grade Corporate Bond ETF
iShares® TIPS Bond ETF	Vanguard Short-Term Corporate Bond ETF	SPDR® Bloomberg High Yield Bond ETF	PIMCO 0-5 Year High Yield Corporate Bond Index ETF
Invesco Senior Loan ETF	iShares® Preferred and Income Securities ETF	iShares® J.P. Morgan USD Emerging Markets Bond ETF	Vanguard Real Estate ETF
VanEck® Gold Miners ETF	Alerian MLP ETF	Invesco DB Commodity Index Tracking Fund	iShares® Gold Trust
J.P. Morgan Fallback Cash Index			

Selected Risks

- The notes may not pay more than the principal amount at maturity.
- The level of the Index will reflect a 0.85% per annum daily deduction and the deduction of a notional financing cost.
- The Index is subject to concentration risk in its allocation among the Basket Constituents
- The Index involves risks associated with the Index's momentum investment strategy, which may not be successful, and the Index may not approximate its initial volatility threshold or outperform an alternative strategy.

Selected Risks (continued)

- Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- Risks associated with non-U.S. securities market (including emerging markets and currency exchange risks), small capitalization stocks, preferred stocks and hybrid securities, fixed income securities and loans (including interest rate-related and credit risks), mortgage-backed securities, leveraged loans, REITs and master limited partnerships, commodity futures, gold and the uncertain legal and regulatory regimes that govern commodity futures.
- The Call Value for each Review Date is greater than the Initial Value and increases progressively over the term of the notes.
- If the notes are automatically called, the appreciation potential of the notes is limited to any Call Premium Amount paid on the notes.
- The automatic call may force a potential early exit.
- No interest payments, dividend payments or voting rights.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.
- Changes in the value of Basket Constituents may offset each other.
- The daily adjustment of the exposure of the Index to the monthly portfolio(s) of Basket Constituents may cause the Index not to reflect fully any price appreciation or to magnify any price depreciation of the monthly portfolio(s).
- A significant portion of the Index's exposure may be allocated to the Bond Constituents and the Cash Constituent.
- We will have the right to adjust the timing and amount of any payment on the notes if a commodity hedging disruption event occurs.
- Our affiliate, J.P. Morgan Securities LLC (who we refer to as JPMS), is the index sponsor and index calculation agent and may adjust the Index in a way that affects its level.
- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the prospectus supplement and the applicable product supplement and underlying supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern.
Past performance, and especially hypothetical back-tested performance, is not indicative of future results. Actual performance may vary significantly from past performance or any hypothetical back-tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters.
This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com